VIA EDGAR & OVERNIGHT DELIVERY

July 25, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sandra B. Hunter, Staff Attorney

Re:	Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-32223

Dear Ms. Hunter:

In connection with the Staff’s comment letter dated June 25, 2014 regarding Strategic Hotels & Resorts, Inc.’s (the “Company”) annual report on Form 10-K for the fiscal year ended December 31, 2013 (the “10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2014, I hereby submit the Company’s response. The Staff’s comment is reproduced in its entirety below, and the response thereto is set forth in bold after the comment.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 27, 2014

General

1.	We note your disclosure that you compute FFO in accordance with the standards established by NAREIT, with the exception of impairment of depreciable real estate. In future Exchange Act periodic reports, please revise to disclose the measure calculated based on the industry-recognized NAREIT definition in addition to your FFO measure. Also, please revise the title of your FFO measure to highlight the differences and reconcile your FFO measure through the measure calculated based on NAREIT’s definition. Please refer to Questions 102.01 and 102.02 to the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

In developing our response, we considered Questions 102.01 and 102.02 to the Non-GAAP Financial Measures Compliance and Disclosures Interpretations and we advise the Staff that the computation of FFO in the 10-K was in accordance with the NAREIT definition. We further advise the Staff that in calculating Comparable FFO in the 10-K, we excluded only impairments related to non-depreciable assets. Since we have calculated FFO in accordance with the NAREIT definition, we feel the titles of our FFO measures in the 10-K are appropriate. In future Exchange Act periodic reports, including the June 30, 2014 Form 10-Q, we will clarify our disclosure to state that we calculate FFO in accordance with the NAREIT definition and will calculate and present FFO in accordance with the NAREIT definition.

*   *   *

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (312) 658-5740.

Sincerely,

/s/ Diane M. Morefield

Diane M. Morefield

Executive Vice President & Chief Financial Officer